Exhibit 4.2

OWNERSHIP LIMIT WAIVER AGREEMENT

THIS AGREEMENT is entered into as of November 30, 2017, by and between EPR Properties, a Maryland real estate investment trust (“EPR”), and Cohen & Steers Capital Management, Inc. (“Purchaser”).

RECITALS

A.    EPR has elected, effective for its taxable years ending on and after December 31, 1997, to be treated as a real estate investment trust (“REIT”) for purposes of the Internal Revenue Code of 1986, as amended (the “Code”). EPR’s Amended and Restated Declaration of Trust (“Declaration of Trust”) contains certain ownership limitations relating to EPR’s qualification as a REIT, including a limitation on the percentage of EPR’s outstanding shares of beneficial interest which are classified as common stock or preferred stock (“Shares”) that any Person (as defined in the Declaration of Trust) may own (the “Ownership Limit”).

B.    Article Ninth, Section 11 of the Declaration of Trust provides that the Board of Trustees of EPR (the “Board”), in its sole discretion, may exempt a Person from the Ownership Limit if such Person (i) provides to the Board such representations and undertakings as the Board, in its sole and absolute discretion, may require, and (ii) agrees that any violation of such representations and undertakings, or any attempted violation thereof, will result in an application of the remedies set forth in Article Ninth of the Declaration of Trust (“Article Ninth”) with respect to Shares held in excess of the Ownership Limit (“Excess Shares”).

C.    The Board has previously granted to Purchaser, pursuant to that certain Ownership Limit Waiver Agreement by EPR and Purchaser, dated October 31, 2014 (the “Series E and Series F Waiver Agreement”), a waiver of the Ownership Limit that permits Purchaser, on behalf of itself and on behalf of certain other funds and client accounts, to acquire the 9.000% Series E Cumulative Convertible Preferred Shares (the “Series E Preferred Shares”) and the 6.625% Series F Cumulative Redeemable Preferred Shares (the “Series F Preferred Shares”) in the amounts described therein.

D.    Purchaser has requested that the Board grant Purchaser a waiver of the Ownership Limit that will permit Purchaser, on behalf of itself and on behalf of certain other funds and client accounts, to acquire the 5.750% Series G Cumulative Convertible Preferred Shares (the “Series G Preferred Shares”) in the amounts described herein (the “Waiver Shares”), and the Board desires to grant such waiver, conditioned upon the continued accuracy of the representations and undertakings made by Purchaser in this Agreement.

In consideration of the foregoing and the mutual promises and covenants contained herein, the parties agree as follows:

1.	REPRESENTATIONS AND WARRANTIES OF EPR

EPR represents and warrants that the Board has approved an exemption from the Ownership Limit for the acquisition by Purchaser, including on behalf of certain other funds and client accounts, of Waiver Shares, conditioned upon Purchaser’s representations and undertakings in this Agreement, permitting Purchaser, including on behalf of certain other funds and client accounts, to acquire up to an aggregate of 25% (but not more than 25%), as determined by reference to liquidation value, of the issued and outstanding Series G Preferred Shares.

2.	REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to and agrees with EPR as follows with respect to Shares owned by Purchaser, including on behalf of certain funds and client accounts:

2.1    No 9.8% Individual (with Attribution). In connection with, and as a condition to, the grant by the Board of an exemption from the Ownership Limit to permit Purchaser, including on behalf of certain funds and client accounts, to hold up to an aggregate of 25% (but not more than 25%), as determined by reference to liquidation value, of the issued and outstanding Series G Preferred Shares, Purchaser represents and warrants to EPR and covenants that no person or entity who would be considered to be an “individual” for purposes of Section 542(a)(2) of the Code, and who beneficially owns Waiver Shares through Purchaser, including discretionary accounts or funds, would be considered to be, after taking into account the ownership attribution rules under Section 544 of the Code (as modified by Sections 856(h)(1)(B) and 856(h)(3) of the Code), the beneficial owner of more than 9.8% of the issued and outstanding Series G Preferred Shares in number or measured value (not liquidation value), whichever is more restrictive.

2.2    No 9.8% Owner (with Attribution). Purchaser further represents and warrants to EPR and covenants that to its actual knowledge at this time, and at all future dates while this waiver is outstanding, Purchaser’s ownership of any of EPR’s Shares and ownership of any of EPR’s Shares by certain funds or client accounts under Purchaser’s discretionary authority together with any person or entity whose ownership of EPR’s Shares would be attributed to Purchaser’s client(s) under Section 318(a) of the Code (as modified by Section 856(d)(5) of the Code) does not, and shall not exceed 9.8% (by number of Shares, voting or value, whichever is most restrictive) of the total issued and outstanding Shares of EPR (whether or not such ownership causes EPR to be “closely held” under the REIT rules).

2.3    Reduction of Shares. Purchaser acknowledges and agrees that, if at any time the foregoing covenants and representations would not be accurate with respect to any, or all, of the Series G Preferred Shares and EPR’s Series E Preferred Shares, Series F Preferred Shares and EPR’s Common Shares, the maximum number of such Shares that Purchaser, including certain funds and client accounts, could own would be automatically reduced (without the requirement for any action by EPR) to the number of such Shares that would cause the covenants and representations in the preceding Sections 2.1 and 2.2 to be accurate, and EPR shall be entitled to pursue any other remedies available at law or equity. EPR, in its sole discretion, may allocate the reduction in the maximum number of Series E Preferred Shares, Series F Preferred Shares and Series G Preferred Shares among such classes of preferred shares.

2.4    No Other Exemption Granted. Purchaser acknowledges that, notwithstanding the waiver of the Ownership Limit granted pursuant to this Agreement and pursuant to the Series E and Series F Waiver Agreement, the Board is not granting an exemption hereunder from any other ownership restrictions set forth in Article Ninth or with respect to any Shares other than the Waiver Shares.

2.5    Acts to Preserve REIT Status. Subject to this Section 2.5, Purchaser acknowledges that EPR is a “domestically controlled REIT” under the Code, and agrees that EPR may take such actions as the Board, in its sole and absolute discretion, deems necessary and advisable to preserve EPR’s status as a “domestically controlled REIT” under the Code, and to ensure that EPR is not “closely held” within the meaning of Section 856(h) of the Code, including but not limited to the designation of any Waiver Shares or other securities of EPR the acquisition of which by Purchaser, including on behalf of certain funds and client accounts, could cause EPR to become “closely held” or to lose its status as a “domestically controlled REIT,” as Excess Shares subject to the Excess Share provisions of Article Ninth in the event that any of the ownership limitations set forth in Article Ninth would otherwise be exceeded, notwithstanding any other provision of this Agreement or the waiver granted hereby.

2.6    Articles and Remedies. Purchaser acknowledges and agrees that any violation of its representations, warranties or covenants in this Section 2 will result in the application of the remedies set forth in Article Ninth in respect to any of the Shares that constitute Excess Shares in accordance with Article Ninth.

3.	MISCELLANEOUS

3.1    Additional Actions and Documents. Each of the parties hereby agrees to use its reasonable best efforts to cause to be taken such further actions, to execute, deliver and file, or to use its reasonable best efforts to cause to be executed, delivered and filed, such further documents, and to obtain such consents, as may be necessary or as may be reasonably requested in order to fully effectuate the purposes, terms and conditions of this Agreement.

3.2    Assignment. Neither party may assign its rights and obligations under this Agreement, in whole or in part, without the prior written consent of the other party, and any such assignment contrary to the terms hereof shall be null and void and of no force and effect. In no event shall the assignment by either party of its respective rights or obligations under this Agreement release such party from its liabilities and obligations hereunder.

3.3    Amendment. This Agreement constitutes the full and entire understanding of the parties with respect to the subject matters herein. No amendment, modification or discharge of this Agreement shall be valid or binding unless set forth in writing and duly executed and delivered by the party against whom enforcement of the amendment, modification, or discharge is sought.

3.4    Waiver. No waiver shall be valid against any party hereto unless made in writing and signed by the party against whom enforcement of such waiver is sought and then only to the extent expressly specified therein.

3.5    Governing Law. This Amendment shall be governed by and construed under the laws of the State of Maryland (without regard for the choice of law provisions thereof).

3.6    Severability. If any clause or provision of this Agreement operates or would prospectively operate to invalidate this Agreement in whole or in part, then only such clause or provision shall be ineffective, and the remainder of this Agreement shall remain operative and in full force and effect.

3.7    Incorporation of Recitals. The recitals hereto are incorporated herein as part of this Agreement.

3.8    Execution in Counterparts. This Agreement may be executed in counterparts. All counterparts shall collectively constitute a single Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date set forth above.

EPR PROPERTIES

By:	/s/ Mark A. Peterson
	Name:	Mark A. Peterson
	Title:	Executive Vice President, Treasurer and Chief Financial Officer

COHEN & STEERS CAPITAL MANAGEMENT, INC.

By:	/s/ William Scapell
	Name:	William Scapell
	Title:	Executive Vice President

[Signature Page to Ownership Limit Waiver Agreement]